Exhibit 99.2

Associated Estates Realty Corporation
Third Quarter 2005
Earnings Release and Supplemental Financial Data



Village of Western Reserve
815 Frost Road
Streetsboro, OH 44241

Tel: (330) 528-3333
WebSite: www.villageofwesternreserve.com

The Village of Western Reserve is a unique, ranch-style apartment community located in a country setting in Streetsboro, Ohio, approximately 30 miles from downtown Cleveland. Amenities include state-of-the-art kitchens, walk-in closets with extra storage, vaulted ceilings, lofts, central air and gas heat, oversized porches, washer/dryer in each apartment home, and more.

Associated Estates Realty Corporation   **Phone:**   (216) 261-5000
5025 Swetland Court   **Fax:**   (216) 289-9600
Cleveland, Ohio 44143-1467   **Web Site:**   www.aecrealty.com

Investor contact: Barbara E. Hasenstab
Vice President of Investor Relations
  and Corporate Communications
(216) 797-8798
IR@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's full year 2005 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks related to the Company's joint ventures; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; risks associated with property acquisitions such as environmental liabilities, among others; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

associated
estates
communities

service satisfaction value

Associated Estates Realty Corporation
Third Quarter 2005
Supplemental Financial Data

Table of Contents **Page**

ASSOCIATED ESTATES REALTY CORPORATION REPORTS THIRD QUARTER RESULTS

Cleveland, Ohio - October 27, 2005 - Associated Estates Realty Corporation (NYSE: AEC) today reported net income applicable to common shares of $12,949,000 or $0.67 per common share (basic and diluted), for the third quarter ended September 30, 2005, compared with a net loss applicable to common shares of $3,816,000, or $0.20 per common share (basic and diluted), for the third quarter ended September 30, 2004. The results for the third quarter of 2005 include gains from property sales of approximately $0.90 per share.

Funds from operations (FFO) for the quarter were $0.22 per common share (basic and diluted) compared with $0.23 per common share (basic and diluted), for the third quarter ended September 30, 2004. A reconciliation of net income to FFO is included on page 9.

Total revenues for the quarter were $38,777,000, compared with $38,073,000 for the third quarter of 2004. The increase reflects approximately $1.3 million in additional revenue from new acquisitions and approximately $754,000 in additional revenue from the Company's same store (market-rate) portfolio, partially offset by a decrease of approximately $1.1 million in revenue from the Company's painting subsidiary.

Additional quarterly and year to date financial information, including segment detail and performance by region for the Company's same store portfolio, is included on pages 12 through 16.

Same Store (Market-Rate) Portfolio

Revenues for the quarter from the Company's same store (market-rate) portfolio were up 2.5 percent, and total property operating expenses for the same store (market-rate) portfolio increased 4.9 percent, resulting in a 0.3 percent increase in net operating income (NOI), compared with the third quarter of 2004. Excluding the impact of the property tax rollback expense, discussed under "Year to Date Performance" below, NOI would have increased 1.4 percent, compared with the third quarter of 2004.

Physical occupancy was 93.5 percent at the end of the third quarter of 2005, compared with physical occupancy of 92.4 percent at the end of the third quarter of 2004.

For the third quarter, the average net collected rent per unit for the same store (market-rate) properties increased 2.5 percent to $688 per month, compared with the third quarter of 2004. Net collected rent per unit for the Company's same store (market-rate) Midwest portfolio grew 2.0 percent, while net collected rent per unit for the Company's same store (market-rate) properties in non-Midwest markets grew 4.6 percent.

Sequential Same Store (Market-Rate) Portfolio

On a sequential quarterly basis, revenues from the Company's same store (market-rate) portfolio were up 0.9 percent, and the average net collected rent per unit for the same store (market-rate) properties increased 0.7 percent in the third quarter, compared with the second quarter of 2005.

Year to Date Performance

For the nine months ended September 30, 2005, the Company had net income applicable to common shares of $5,674,000 or $0.29 per common share (basic and diluted), compared with net income applicable to common shares of $929,000 or $0.05 per common share (basic and diluted) for the nine months ended September 30, 2004.

Funds from operations (FFO) for the first nine months of 2005 were $0.54 per common share (basic and diluted), compared with $0.82 per common share (basic and diluted) for the nine months ended September 30, 2004. The results for the nine months of 2005 include non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Company's Class A Preferred Shares in January 2005.

The year-to-date FFO per share for 2005 includes: increased interest costs associated with a trust preferred offering; more "normalized" operations for the Company's painting subsidiary; and the impact of the elimination of a 10 percent property tax rollback for certain businesses in the state of Ohio, which resulted in year-to-date real estate tax increases of approximately $650,000, compared with 2004.

 A reconciliation of net income to FFO is included on page 9.

Dispositions and Acquisitions

In August, the Company completed the sale of The Triangle Apartments, a 279-unit apartment community in Cleveland, OH, to nearby Case Western Reserve University (CWRU). The Company continues to manage the property for CWRU. The Company also completed the sale of Windsor at Metrowest, a 460-unit community in Orlando, on October 24.

Proceeds from the sales of properties are currently being used to pay down debt, repurchase shares of the Company's stock, and to acquire or develop properties.

On October 11, the Company acquired The Grove at Buckhead, a 168-unit apartment community in Atlanta.

Stock Repurchase

Under a $50 million stock repurchase program previously announced, the Company repurchased 903,900 shares at an average cost of $9.86 per share during the quarter.

Outlook

The Company said its current FFO expectations for the year, excluding the non-cash redemption costs, are at the low end of the previously stated range of $0.92 to $0.97 per share before the impact of any costs associated with the early extinguishment of debt.

Conference Call

A conference call to discuss the results will be held today, Thursday, October 27 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial in number is 800-540-0559, and the passcode is "Estates". A replay of the call will be available at 800-934-3941 through the close of business on Friday, October 28.

Via the Internet (listen only): Access the Investor Relations page on the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download, and install any necessary audio software. Select the "Live Webcast" link at the top of the page and follow the brief instructions to register for the event. The webcast will be archived through November 10, 2005.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three Months and Nine Months Ended September 30, 2005 and 2004
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
OPERATING INFORMATION	2005	2004	2005	2004
Total revenue	$ 38,777	$ 38,073	$ 112,389	$ 113,469
Property revenue	$ 35,292	$ 33,192	$ 103,235	$ 97,774
Net income (loss) applicable to common shareholders	$ 12,949	$ (3,816)	$ 5,674	$ 929
Per share:				
Basic	$ 0.67	$ (0.20)	$ 0.29	$ 0.05
Diluted	$ 0.67	$ (0.20)	$ 0.29	$ 0.05
Funds from Operations (FFO)[1]	$ 4,275	$ 4,569	$ 10,453	$ 15,907
FFO excluding preferred redemption costs [2]	$ 4,275	$ 4,569	$ 12,616	$ 15,907
FFO per share - basic and diluted	$ 0.22	$ 0.23	$ 0.54	$ 0.82
FFO per share excluding preferred redemption				
costs - basic and diluted	$ 0.22	$ 0.23	$ 0.65	$ 0.82
Funds Available for Distribution (FAD)[1]	$ 2,019	$ 2,375	$ 9,187	$ 12,185
Dividends per share	$ 0.17	$ 0.17	$ 0.51	$ 0.51
Payout ratio - FFO	77.3%	73.9%	94.4%	62.2%
Payout ratio - FFO excluding preferred redemption costs	77.3%	73.9%	78.5%	62.2%
Payout ratio - FAD	170.0%	141.7%	108.5%	82.3%
Common dividends - paid	$ 3,353	$ 3,339	$ 10,046	$ 9,989
Preferred dividends - paid	$ 1,262	$ 1,371	$ 4,189	$ 4,113
Service companies expense	$ 970	$ 1,108	$ 2,946	$ 3,010
General and administrative expense	$ 1,994	$ 1,941	$ 6,135	$ 5,654
Interest expense [3]	$ 10,695	$ 9,645	$ 30,736	$ 28,462
Interest coverage ratio [4]	1.53:1	1.61:1	1.54:1	1.69:1
Fixed charge coverage ratio [5]	1.38:1	1.43:1	1.38:1	1.49:1
General and administrative expense to property revenue	5.7%	5.8%	5.9%	5.8%
Interest expense to property revenue	30.3%	29.1%	29.8%	29.1%
NOI [6]	$ 17,843	$ 17,383	$ 52,116	$ 53,226
Property NOI [6]	$ 17,950	$ 17,072	$ 52,689	$ 51,554
ROA [7]	7.6%	7.6%	7.6%	7.6%
Same store market-rate revenue increase (decrease)	2.5%	(1.2)%	1.2%	0.4%
Same store market-rate expense increase (decrease)	4.9%	(8.0)%	5.7%	(9.1)%
Same store market-rate NOI increase (decrease)	0.3%	6.2%	(2.9)%	11.0%
Same store market-rate operating margins	49.9%	51.0%	50.5%	52.6%

(1) See page 9 for a reconciliation of net (loss) income to these non-GAAP measurements and page 21 for the Company's definition of these non-GAAP measurements.
(2) See page 21 for the Company's definition of this non-GAAP measurement.
(3) Excludes amortization of financing fees of $261 and $885 for the three and nine months 2005 and $263 and $800 for the three and nine months 2004, respectively.
(4) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding preferred redemption cost write-off. See page 22 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.
(5) Represents interest expense and preferred stock dividend payment coverage, excluding preferred redemption cost write-off.
(6) See pages 12 and 13 for a reconciliation of net (loss) income to the non-GAAP measurements and page 22 for the Company's definition of these non-GAAP measurements.
(7) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Third Quarter 2005
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA		September 30, 2005		December 31, 2004
Net real estate investments	$	664,332	$	665,268
Total assets	$	708,691	$	763,432
Total debt	$	570,259	$	557,279
Minority interest	$	2,172	$	2,172
Preferred stock -9.75% Class A Cumulative Redeemable Preferred Shares	$	-	$	56,250
-8.70% Class B Cumulative Redeemable Preferred Shares	$	58,000	$	58,000
Total shareholders' equity	$	97,137	$	163,590
Common shares outstanding		18,852		19,653
Share price, end of period	$	9.80	$	10.22
Total market capitalization[1]	$	835,677	$	894,852
Undepreciated book value of real estate [2]	$	965,526	$	958,450
Total debt to undepreciated book value of real estate		59.1%		58.1%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		6.9%		6.7%

(1) Includes the Company's share of unconsolidated debt of $22,668 and $22,469 as of September 30, 2005 and December 31, 2004, respectively.

(2) Includes $45,957 of undepreciated real estate associated with a property classified as held for sale at September 30, 2005.

PORTFOLIO INFORMATION		No. of	Average Age of
Company Portfolio:	Properties	Units	Owned Properties
Directly owned:			
Affordable Housing	12	1,246	27
"Same Store" Market-Rate	57	14,426	16
Acquisition [1]	2	604	2
Held for Sale [2]	1	460	5
Joint ventures:			
Affordable Housing	1	108	23
Market-Rate	1	843	5
Third party managed:			
Affordable Housing	32	5,274	
Market-Rate	6	1,242	
Total Company Portfolio	112	24,203	

(1) Effective October 11, 2005, the Company completed the purchase of a 168-unit property located in Atlanta, Georgia.

(2) Effective October 24, 2005, the Company completed the sale of a 460-unit property located in Orlando, Florida.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Third Quarter 2005
(Unaudited; dollar amounts in thousands)

	September 30, 2005	December 31, 2004
ASSETS		
Real estate assets		
Investment in real estate	$ 918,413	$ 956,620
Construction in progress	1,156	1,830
Less: accumulated depreciation	(291,065)	(293,182)
	628,504	665,268
Real estate associated with property held for sale, net	35,828	-
Real estate, net	664,332	665,268
Cash and cash equivalents	1,600	59,734
Restricted cash	14,953	10,740
Other assets	27,806	27,690
Total assets	$ 708,691	$ 763,432
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 539,979	$ 547,279
Lines of credit borrowings	4,500	10,000
Unsecured borrowings	25,780	-
Total debt	570,259	557,279
Accounts payable, accrued expenses and other liabilities	39,123	40,391
Total liabilities	609,382	597,670
Operating partnership minority interest	2,172	2,172
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized;		
9.75% Class A cumulative redeemable, $250 per share liquidation		
preference, 225,000 issued and outstanding at December 31, 2004	-	56,250
8.70% Class B Series II cumulative redeemable, $250 per share		
liquidation preference, 232,000 issued and outstanding	58,000	58,000
Common shares, without par value, $.10 stated value; 41,000,000		
authorized; 22,995,763 issued and 18,852,183 and 19,653,187		
outstanding at September 30, 2005 and December 31, 2004, respectively	2,300	2,300
Paid-in capital	278,759	277,117
Accumulated distributions in excess of accumulated net income	(204,514)	(200,277)
Accumulated other comprehensive income	142	-
Less: Treasury shares, at cost, 4,143,580 and 3,342,576 shares		
at September 30, 2005 and December 31, 2004, respectively	(37,550)	(29,800)
Total shareholders' equity	97,137	163,590
Total liabilities and shareholders' equity	$ 708,691	$ 763,432

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three Months and Nine Months Ended September 30, 2005 and 2004
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
REVENUE				
Rental income	$ 33,490	$ 32,028	$ 98,393	$ 94,549
Fee income and reimbursements	3,168	3,368	8,659	9,823
Painting services	318	1,452	511	5,770
Other income	1,801	1,225	4,826	3,327
Total revenue	38,777	38,073	112,389	113,469
EXPENSES				
Property operating and maintenance	17,342	16,120	50,546	46,219
Depreciation and amortization	8,494	7,782	25,165	22,831
Direct property management and service companies expenses	3,303	3,551	9,325	9,874
Painting services and charges	347	1,081	647	4,307
General and administrative	1,994	1,941	6,135	5,654
Total expenses	31,480	30,475	91,818	88,885
Operating income	7,297	7,598	20,571	24,584
Interest income	58	62	245	157
Interest expense, net	(10,956)	(9,908)	(31,621)	(29,262)
(Loss) income before equity in net loss of joint ventures, minority interest and income from discontinued operations	(3,601)	(2,248)	(10,805)	(4,521)
Equity in net loss of joint ventures	(68)	(231)	(567)	(657)
Minority interest in operating partnership	(16)	(16)	(48)	(48)
(Loss) income from continuing operations	(3,685)	(2,495)	(11,420)	(5,226)
Income from discontinued operations:				
Operating income	489	50	1,688	586
Gain on disposition of properties, net	17,406	-	21,437	9,682
Income from discontinued operations	17,895	50	23,125	10,268
Net income (loss)	14,210	(2,445)	11,705	5,042
Preferred share dividends	(1,261)	(1,371)	(3,868)	(4,113)
Original cost associated with redemption of preferred shares	-	-	(2,163)	-
Net income (loss) applicable to common shares	$ 12,949	$ (3,816)	$ 5,674	$ 929
Earnings per common share - basic:				
(Loss) income from continuing operations applicable to common shares	$ (0.26)	$ (0.20)	$ (0.90)	$ (0.48)
Income from discontinued operations	0.93	-	1.19	0.53
Net income (loss) applicable to common shares	$ 0.67	$ (0.20)	$ 0.29	$ 0.05
Earnings per common share - diluted:				
(Loss) income from continuing operations applicable to common shares	$ (0.26)	$ (0.20)	$ (0.90)	$ (0.48)
Income from discontinued operations	0.93	-	1.19	0.53
Net income (loss) applicable to common shares	$ 0.67	$ (0.20)	$ 0.29	$ 0.05
Weighted average shares outstanding - basic	19,257	19,541	19,478	19,508
Weighted average shares outstanding - diluted	19,257	19,541	19,478	19,508

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

CALCULATION OF FFO AND FAD	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Net income (loss) applicable to common shares	$ 12,949	$ (3,816)	$ 5,674	$ 929
Add: Depreciation - real estate assets	8,118	8,003	24,433	23,561
Depreciation - real estate assets - joint ventures	240	247	719	818
Amortization of joint venture deferred costs	8	9	25	(1)
Amortization of intangible assets	366	126	1,039	282
Less: Gain on disposition of properties	(17,406)	-	(21,437)	(9,682)
Funds From Operations (FFO) [(1)]	4,275	4,569	10,453	15,907
Add: Original costs associated with				
redemption of preferred shares	-	-	2,163	-
Funds From Operations (FFO) excluding				
preferred redemption costs [(1)]	4,275	4,569	12,616	15,907
Add: Depreciation - other assets	399	429	1,231	1,296
Depreciation - other assets - joint ventures	39	50	134	150
Amortization of deferred financing fees	261	263	885	800
Amortization of deferred financing fees - joint ventures	13	41	35	61
Less: Fixed asset additions [(2)]	(2,923)	(2,965)	(5,640)	(5,999)
Fixed asset additions - joint ventures [(2)]	(45)	(12)	(74)	(30)
Funds Available for Distribution (FAD) [(1)]	$ 2,019	$ 2,375	$ 9,187	$ 12,185
Weighted average shares outstanding - basic	19,257	19,541	19,478	19,508
Weighted average shares outstanding - diluted	19,257	19,541	19,478	19,508
PER SHARE INFORMATION:				
FFO - basic and diluted	$ 0.22	$ 0.23	$ 0.54	$ 0.82
FFO excluding preferred redemption costs - basic and diluted	$ 0.22	$ 0.23	$ 0.65	$ 0.82
Dividends	$ 0.17	$ 0.17	$ 0.51	$ 0.51
Payout ratio - FFO	77.3%	73.9%	94.4%	62.2%
Payout ratio - FFO excluding preferred redemption costs	77.3%	73.9%	78.5%	62.2%
Payout ratio - FAD	170.0%	141.7%	108.5%	82.3%

(1) See page 21 for the Company's definition of these non-GAAP measurements.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions and only reflect the Company's prorata share of recurring joint venture capital additions.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months and Nine Months Ended September 30, 2005 and 2004
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
REVENUE				
Rental income	$ 1,879	$ 2,447	$ 7,001	$ 8,099
Other income	64	53	203	153
Total revenue	1,943	2,500	7,204	8,252
EXPENSES				
Property operating and maintenance	989	1,355	3,582	4,424
Depreciation and amortization	389	776	1,538	2,308
Total expenses	1,378	2,131	5,120	6,732
Operating income	565	369	2,084	1,520
Interest income	-	-	-	1
Interest expense, net	(76)	(319)	(396)	(935)
Gain on disposition of properties, net	17,406	-	21,437	9,682
Income from discontinued operations	$ 17,895	$ 50	$ 23,125	$ 10,268
Earnings per common share - basic:				
Income from discontinued operations	$ 0.93	$ -	$ 1.19	$ 0.53
Earnings per common share - diluted:				
Income from discontinued operations	$ 0.93	$ -	$ 1.19	$ 0.53
Weighted average shares outstanding - basic	19,257	19,541	19,478	19,508
Weighted average shares outstanding - diluted	19,257	19,541	19,478	19,508

(1) In accordance with SFAS 144, we report the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. We generally classify properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are one property held for sale, two properties disposed of in 2005 and one property disposed of in 2004.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Nine Months Ended September 30, 2005 Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 10,360	$ 609
Maintenance personnel labor cost[2]		5,398	317
Total Operating Expenses Related to Repairs and Maintenance		15,758	926
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	139	8
Appliances	5	602	35
Building improvements[4]	14	1,301	76
Carpet and flooring	5	2,068	122
HVAC and mechanicals	15	517	30
Landscaping and grounds	14	509	30
Office/model	5	29	2
Suite improvements	5	129	8
Miscellaneous	5	28	2
Total Recurring Capital Expenditures - Properties		5,322	313
Corporate capital expenditures[5][6]		318	19
Total Recurring Capital Expenditures		5,640	332
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 21,398	$ 1,258
Total Recurring Capital Expenditures		$ 5,640	
Investment/Revenue Enhancing Expenditures[7]:			
Siding/Painting [9]	10	115	
Retail space buildout [8]	5	2	
Water sub-meters [8]	14	49	
Capital expenditures associated with common area upgrades [9]	various	338	
Total Investment/Revenue Enhancing Expenditures		504	
Grand Total Capital Expenditures		$ 6,144	

(1) Calculated using 17,015 units, including 1,246 affordable housing units, 604 acquisition property units, 460 held for sale property units, 279 sold property units and 14,426 same store market-rate units.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) See page 23 for the Company's definition of recurring fixed asset additions.

(4) Includes primarily building exterior work, exterior painting and new roofs.

(5) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(6) Includes $27 of capital lease payments.

(7) See page 23 for the Company's definition of investment/revenue enhancing additions.

(8) Related to single market-rate asset.

(9) Related to two market-rate assets.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Three Months Ended September 30, 2005				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 1,944	$ 30,855	$ 2,488	$ 3,490	$ 38,777
Interest income	-	2	3	53	58
Expenses	718	15,452	1,172	3,650	20,992
NOI [1]	1,226	15,405	1,319	(107)	17,843
Depreciation and amortization	952	7,031	314	197	8,494
General and administrative	72	1,773	149	-	1,994
Interest expense	462	10,440	1	53	10,956
	1,486	19,244	464	250	21,444
(Loss) income before equity in loss of joint ventures, minority interest and income from discontinued operations	(260)	(3,839)	855	(357)	(3,601)
Equity in net loss of joint ventures	-	(30)	(38)	-	(68)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) income before income from discontinued operations	(260)	(3,869)	817	(373)	(3,685)
Income from discontinued operations:					
Operating income	489	-	-	-	489
Gain on disposition of properties	17,406	-	-	-	17,406
Net income (loss)	17,635	(3,869)	817	(373)	14,210
Preferred share dividends	(128)	(1,013)	(82)	(38)	(1,261)
Net income (loss) applicable to common shares	$ 17,507	$ (4,882)	$ 735	$ (411)	$ 12,949
Weighted average shares outstanding - basic					19,257
Weighted average shares outstanding - diluted					19,257
FFO per share - basic and diluted [2]	$ 0.07	$ 0.11	$ 0.06	$ (0.02)	$ 0.22

	Three Months Ended September 30, 2004				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 628	$ 30,101	$ 2,461	$ 4,883	$ 38,073
Interest income	-	1	1	60	62
Expenses	250	14,736	1,134	4,632	20,752
NOI [1]	378	15,366	1,328	311	17,383
Depreciation and amortization	311	6,957	320	194	7,782
General and administrative	70	1,726	145	-	1,941
Interest expense	109	9,745	1	53	9,908
	490	18,428	466	247	19,631
(Loss) income before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	(112)	(3,062)	862	64	(2,248)
Equity in net income (loss) of joint ventures	21	(187)	(65)	-	(231)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) income before income from discontinued operations	(91)	(3,249)	797	48	(2,495)
Income from discontinued operations:					
Operating income	50	-	-	-	50
Gain on disposition of properties	-	-	-	-	-
Net (loss) income	(41)	(3,249)	797	48	(2,445)
Preferred share dividends	(114)	(1,080)	(89)	(88)	(1,371)
Net (loss) income applicable to common shares	$ (155)	$ (4,329)	$ 708	$ (40)	$ (3,816)
Weighted average shares outstanding - basic					19,541
Weighted average shares outstanding - diluted					19,541
FFO per share - basic and diluted [2]	$ 0.05	$ 0.13	$ 0.05	$ -	$ 0.23

(1) See page 22 for the Company's definition of this non-GAAP measurement.
(2) See page 21 for the Company's definition of this non-GAAP measurement.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Nine Months Ended September 30, 2005				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 4,871	$ 90,885	$ 7,453	$ 9,180	$ 112,389
Interest income	3	12	11	219	245
Expenses	1,794	45,017	3,735	9,972	60,518
NOI [1]	3,080	45,880	3,729	(573)	52,116
Depreciation and amortization	2,523	21,084	965	593	25,165
General and administrative	221	5,457	457	-	6,135
Interest expense	1,082	30,354	4	181	31,621
	3,826	56,895	1,426	774	62,921
(Loss) income before equity in loss of joint ventures, minority interest and income from discontinued operations	(746)	(11,015)	2,303	(1,347)	(10,805)
Equity in net loss of joint ventures	-	(469)	(98)	-	(567)
Minority interest in operating partnership	-	-	-	(48)	(48)
(Loss) Income before income from discontinued operations	(746)	(11,484)	2,205	(1,395)	(11,420)
Income from discontinued operations:					
Operating income	1,688	-	-	-	1,688
Gain on disposition of properties	21,437	-	-	-	21,437
Net income (loss)	22,379	(11,484)	2,205	(1,395)	11,705
Preferred share dividends	(413)	(3,098)	(254)	(103)	(3,868)
Original cost associated with redemption of preferred shares	-	-	-	(2,163)	(2,163)
Net income (loss) applicable to common shares	$ 21,966	$ (14,582)	$ 1,951	$ (3,661)	$ 5,674
Weighted average shares outstanding - basic					19,478
Weighted average shares outstanding - diluted					19,478
FFO per share - basic and diluted [2]	$ 0.23	$ 0.34	$ 0.15	$ (0.18)	$ 0.54
FFO per share excluding preferred redemption costs- basic and diluted [2]	$ 0.23	$ 0.34	$ 0.15	$ (0.07)	$ 0.65

	Nine Months Ended September 30, 2004				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 628	$ 89,813	$ 7,326	$ 15,702	$ 113,469
Interest income	-	3	4	150	157
Expenses	251	42,572	3,397	14,180	60,400
NOI [1]	377	47,244	3,933	1,672	53,226
Depreciation and amortization	311	20,836	955	729	22,831
General and administrative	204	5,029	421	-	5,654
Interest expense	110	29,015	4	133	29,262
	625	54,880	1,380	862	57,747
(Loss) income before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	(248)	(7,636)	2,553	810	(4,521)
Equity in net income (loss) of joint ventures	88	(600)	(145)	-	(657)
Minority interest in operating partnership	-	-	-	(48)	(48)
(Loss) income before income from discontinued operations	(160)	(8,236)	2,408	762	(5,226)
Income from discontinued operations:					
Operating income	586	-	-	-	586
Gain on disposition of properties	9,682	-	-	-	9,682
Net income (loss)	10,108	(8,236)	2,408	762	5,042
Preferred share dividends	(317)	(3,212)	(261)	(323)	(4,113)
Net income (loss) applicable to common shares	$ 9,791	$ (11,448)	$ 2,147	$ 439	$ 929
Weighted average shares outstanding - basic					19,508
Weighted average shares outstanding - diluted					19,508
FFO per share - basic and diluted [2]	$ 0.14	$ 0.48	$ 0.16	$ 0.04	$ 0.82

(1) See page 22 for the Company's definition of this non-GAAP measurement.
(2) See page 21 for the Company's definition of these non-GAAP measurements.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Revenue					
Rental	$ 29,217	$ 29,057	$ 28,256	$ 28,605	$ 29,057
Other income	1,640	1,538	1,189	1,188	1,045
Total Revenue	30,857	30,595	29,445	29,793	30,102
Property Operating and Maintenance Expenses					
Personnel	3,871	3,927	3,915	3,744	3,698
Advertising	468	459	425	462	433
Utilities	2,037	1,916	2,419	2,019	1,875
Repairs and maintenance	3,241	3,054	2,479	2,756	3,305
Real estate taxes and insurance	4,326	4,299	4,104	3,696	4,056
Other operating	1,509	1,337	1,231	1,342	1,369
Total Expenses	15,452	14,992	14,573	14,019	14,736
Net Operating Income	$ 15,405	$ 15,603	$ 14,872	$ 15,774	$ 15,366
Operating Margin	49.9%	51.0%	50.5%	52.9%	51.0%
Total Number of Units	14,426	14,426	14,426	14,426	14,426
NOI Per Unit	$ 1,068	$ 1,082	$ 1,031	$ 1,093	$ 1,065
Average Net Collected Per Unit [1]	$ 688	$ 683	$ 659	$ 666	$ 671
Physical Occupancy - End of Period [2]	93.5%	94.7%	92.2%	90.7%	92.4%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Operating Results for the Nine Months Ended September 30, 2005 and 2004
(Unaudited, in thousands, except unit totals and per unit amounts)

	Nine Months Ended	
	September 30,	
	2005	2004
Revenue		
Rental	$ 86,530	$ 86,874
Other income	4,367	2,942
Total Revenue	90,897	89,816
Property Operating and Maintenance Expenses		
Personnel	11,713	11,162
Advertising	1,352	1,260
Utilities	6,372	5,805
Repairs and maintenance	8,774	8,513
Real estate taxes and insurance	12,729	11,946
Other operating	4,077	3,886
Total Expenses	45,017	42,572
Net Operating Income	$ 45,880	$ 47,244
Operating Margin	50.5%	52.6%
Total Number of Units	14,426	14,426
NOI Per Unit	$ 3,180	$ 3,275
Average Net Collected Per Unit [1]	$ 677	$ 668
Physical Occupancy - End of Period [2]	93.5%	92.4%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
As of September 30, 2005 and September 30, 2004
(Unaudited, in thousands, except unit totals and per unit amounts)

| | No. of Units | Average Age[5] | Net Rent Collected per Unit [1] | | | Average Rent per Unit [2] | | | Physical Occupancy [3] | | Turnover Ratio [4] | |
			Q3 2005	Q3 2004	% Change	Q3 2005	Q3 2004	% Change	Q3 2005	Q3 2004	Q3 2005	Q3 2004
Florida	668	11	$ 1,091	$1,005	8.6%	$ 1,216	$ 1,160	4.8%	95.7%	97.8%	68.9%	51.5%
Georgia	706	18	624	604	3.3%	845	803	5.2%	96.6%	95.8%	64.0%	75.9%
Indiana	836	10	719	712	1.0%	873	839	4.1%	94.0%	96.7%	94.7%	82.3%
Metro D.C.	667	19	1,078	1,043	3.4%	1,162	1,124	3.4%	94.6%	95.8%	61.8%	60.6%
Michigan	2,888	15	671	676	(0.7)%	820	789	3.9%	94.2%	95.4%	65.8%	64.8%
North Carolina	276	11	611	610	0.2%	837	826	1.3%	93.8%	94.6%	59.4%	66.7%
Ohio - Central Ohio	3,135	13	641	633	1.3%	746	714	4.5%	94.7%	93.5%	75.5%	79.9%
Ohio - Northeastern Ohio	3,448	17	644	612	5.2%	787	745	5.6%	92.6%	86.9%	52.6%	60.2%
Ohio - Northeastern - Congregate Care	170	23	571	558	2.3%	801	796	0.6%	71.2%	69.4%	28.2%	18.8%
Ohio - Toledo, Ohio	1,060	24	596	588	1.4%	714	701	1.9%	90.7%	94.2%	72.1%	61.5%
Pennsylvania	468	19	613	568	7.9%	762	736	3.5%	91.2%	86.5%	62.4%	62.4%
Texas	104	12	857	860	(0.3)%	1,100	1,012	8.7%	94.2%	89.4%	65.4%	42.3%
Total/Average "Same Store"												
Market-Rate	14,426	16	$ 688	$ 671	2.5%	$ 827	$ 792	4.4%	93.5%	92.4%	66.1%	66.7%

(1) Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2) Represents gross potential rents for all units divided by the number of units in a market.

(3) Represents physical occupancy at the end of the quarter.

(4) Represents the number of units turned over for the period, divided by the number of units in a market, annualized.

(5) Age shown in years.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three and Nine Months Ended September 30, 2005 and 2004

		Three Months Ended September 30,			
Property NOI [1]	No. of		% of		% of
	Units	2005 NOI	Total NOI	2004 NOI	Total NOI
"Same Store" Market-Rate					
Florida	668	$ 1,308	7.3%	$ 1,109	6.5%
Georgia	706	579	3.2%	545	3.2%
Indiana	836	1,044	5.8%	967	5.7%
Metro D.C.	667	1,441	8.0%	1,364	8.0%
Michigan	2,888	3,107	17.3%	3,375	19.8%
North Carolina	276	251	1.4%	255	1.5%
Ohio - Central Ohio	3,135	3,155	17.6%	3,318	19.4%
Ohio - Northeastern Ohio	3,448	3,013	16.8%	2,884	16.9%
Ohio - Northeastern - Congregate Care	170	7	0.0%	38	0.2%
Ohio - Toledo, Ohio	1,060	948	5.3%	996	5.8%
Pennsylvania	468	443	2.5%	387	2.3%
Texas	104	109	0.6%	128	0.7%
Total "Same Store" Market-Rate	14,426	15,405	85.8%	15,366	90.0%
Affordable Housing					
Ohio	1,246	1,319	7.4%	1,328	7.8%
Acquisitions					
Florida	604	1,226	6.8%	378	2.2%
	16,276	17,950	100.0%	17,072	100.0%
Discontinued Operations [2]					
Sold Properties	N/A	199		599	
Held for Sale - Florida	460	755		546	
		954		1,145	
Total Properties	N/A	$ 18,904		$ 18,217	

		Nine Months Ended September 30,			
	No. of		% of		% of
	Units	2005 NOI	Total NOI	2004 NOI	Total NOI
"Same Store" Market-Rate					
Florida	668	$ 3,828	7.3%	$3,300	6.4%
Georgia	706	1,865	3.5%	1,749	3.4%
Indiana	836	3,086	5.9%	2,981	5.8%
Metro D.C.	667	4,341	8.2%	3,963	7.7%
Michigan	2,888	9,433	17.9%	10,394	20.2%
North Carolina	276	728	1.4%	770	1.5%
Ohio - Central Ohio	3,135	9,438	17.9%	10,197	19.8%
Ohio - Northeastern Ohio	3,448	8,477	16.1%	9,079	17.6%
Ohio - Northeastern - Congregate Care	170	(42)	(0.1)%	16	0.0%
Ohio - Toledo, Ohio	1,060	3,147	6.0%	3,092	6.0%
Pennsylvania	468	1,261	2.4%	1,281	2.5%
Texas	104	318	0.6%	422	0.8%
Total "Same Store" Market-Rate	14,426	45,880	87.1%	47,244	91.7%
Affordable Housing					
Ohio	1,246	3,729	7.1%	3,933	7.6%
Acquisitions					
Florida	604	3,080	5.8%	377	0.7%
	16,276	52,689	100.0%	51,554	100.0%
Discontinued Operations [2]					
Sold Properties	N/A	1,560		2,467	
Held for Sale - Florida	460	2,062		1,361	
		3,622		3,828	
Total Properties	N/A	$ 56,311		$ 55,382	

(1) See page 22 for the Company's definition of this non-GAAP measurement.
(2) Represents NOI included in discontinued operations in the Consolidated Statements of Operations.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three and Nine Months Ended September 30, 2005 and 2004

Property NOI [1]	No. of Units	Three Months Ended September 30,				Nine Months Ended September 30,		
		2005 NOI	2004 NOI	% Change		2005 NOI	2004 NOI	% Change
"Same Store" Market-Rate								
Midwest Properties								
Indiana	836	$ 1,044	$ 967	8.0%		$ 3,086	$ 2,981	3.5%
Michigan	2,888	3,107	3,375	(7.9)%		9,433	10,394	(9.2)%
Ohio - Central Ohio	3,135	3,155	3,318	(4.9)%		9,438	10,197	(7.4)%
Ohio - Northeastern Ohio	3,448	3,013	2,884	4.5%		8,477	9,079	(6.6)%
Ohio - Northeastern - Congregate Care	170	7	38	(81.6)%		(42)	16	(362.5)%
Ohio - Toledo, Ohio	1,060	948	996	(4.8)%		3,147	3,092	1.8%
Pennsylvania	468	443	387	14.5%		1,261	1,281	(1.6)%
Total Midwest Properties	12,005	11,717	11,965	(2.1)%		34,800	37,040	(6.0)%
Non Midwest Properties								
Florida	668	1,308	1,109	17.9%		3,828	3,300	16.0%
Georgia	706	579	545	6.2%		1,865	1,749	6.6%
Metro D.C.	667	1,441	1,364	5.6%		4,341	3,963	9.5%
North Carolina	276	251	255	(1.6)%		728	770	(5.5)%
Texas	104	109	128	(14.8)%		318	422	(24.6)%
Total Non Midwest Properties	2,421	3,688	3,401	8.4%		11,080	10,204	8.6%
Total "Same Store" Market-Rate	14,426	15,405	15,366	0.3%		45,880	47,244	(2.9)%
Affordable Housing								
Ohio	1,246	1,319	1,328	(0.7)%		3,729	3,933	(5.2)%
Acquisitions								
Florida	604	1,226	378	224.3%		3,080	377	717.0%
	16,276	17,950	17,072	5.1%		52,689	51,554	2.2%
Discontinued Operations [2]								
Sold Properties	N/A	199	599	(66.8)%		1,560	2,467	(36.8)%
Held for Sale - Florida	460	755	546	38.3%		2,062	1,361	51.5%
		954	1,145	(16.7)%		3,622	3,828	(5.4)%
Total Properties	N/A	$ 18,904	$ 18,217	3.8%		$ 56,311	$ 55,382	1.7%

(1) See page 22 for the Company's definition of this non-GAAP measurement.

(2) Represents NOI included in discontinued operations in the Consolidated Statements of Operations.

Associated Estates Realty Corporation
Debt Structure
As of September 30, 2005
(Dollar and share amounts in thousands)

	Balance Outstanding September 30, 2005	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgages payable	$ 456,666	80.2%	7.7%
Unsecured borrowing	25,780	4.5%	7.9%
Total fixed rate debt	482,446	84.7%	7.7%
VARIABLE RATE DEBT			
Mortgages payable	83,313	14.6%	5.9%
Lines of credit borrowings	4,500	0.7%	5.4%
Total variable rate debt	87,813	15.3%	5.9%
TOTAL DEBT	$ 570,259	100.0%	7.4%
Interest coverage ratio [1]	1.54:1		
Fixed charge coverage ratio [2]	1.38:1		
Weighted average maturity	4.9 years		

SCHEDULED PRINCIPAL MATURITIES			
	Fixed Rate	Variable Rate	Total
2005	$ -	$ 13,542	$ 13,542
2006 [3]	-	43,820	43,820
2007	71,594	29,120	100,714
2008	40,953	-	40,953
2009	126,606	-	126,606
Thereafter	243,293	1,331	244,624
Total	$ 482,446	$ 87,813	$ 570,259

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
INTEREST RATE SWAP				
Amortization of termination fee [4]	$ (99)	$ (119)	$ (481)	$ (357)
Interest rate swap expense	(33)	(102)	(144)	(604)
Total	$ (132)	$ (221)	$ (625)	$ (961)

(1) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs. See page 22 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.

(2) Represents interest expense and preferred stock dividend payment coverage.

(3) Includes the scheduled maturity on one of the Company's lines of credit.

(4) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $32,954 month or $395,445 per year on the first swap and $6,739 per month or $80,868 per year on the second swap. Effective June 29, 2006, the Company sold the property associated with the second swap and as such wrote off $143,773, which was the remaining unamortized portion of the fee related to this property.

Associated Estates Realty Corporation
Joint Venture Summary Data
For the Three and Nine Months Ended September 30, 2005 and 2004
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	September 30, 2005	December 31, 2004
Real estate, net	$ 54,464	$ 55,962
Other assets	2,399	1,476
	$ 56,863	$ 57,438
Amount payable to the Company	$ 23	$ 23
Mortgage payable	46,176	45,770
Other liabilities	1,101	968
Equity	9,563	10,677
	$ 56,863	$ 57,438

Beneficial Interest in Operations	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Revenue	$ 991	$ 998	$ 2,802	$ 3,209
Cost of operations	514	586	1,618	1,869
Revenue less cost of operations	477	412	1,184	1,340
Interest expense, net	(246)	(300)	(838)	(975)
Depreciation - real estate assets	(240)	(247)	(719)	(818)
Depreciation - other	(39)	(50)	(134)	(150)
Amortization of deferred costs	(8)	(9)	(25)	1
Amortization of deferred financing fees	(12)	(41)	(35)	(61)
Discontinued operations:				
Results of operations	-	4	-	6
Net (loss) income	(68)	(231)	(567)	(657)
Add:				
Depreciation - real estate assets	240	247	719	818
Amortization of deferred costs	8	9	25	(1)
Funds From Operations (FFO) [1]	$ 180	$ 25	$ 177	$ 160

Summary of Debt	Number of Units	At 100%	AERC's Prorata Share	Maturity Date
Lakeshore Village (50.0% Affordable)	108	$ 4,176	$ 2,088	8/1/2031
Idlewylde Phase I & II (49.0% Market-Rate)	843	42,000	20,580	6/1/2010
Total of all joint ventures	951	$ 46,176	$ 22,668	

(1) See page 21 for the Company's definition of this non-GAAP measurement.

(2) On May 27, 2005, the partnership refinanced both loans on these properties with a new single loan. Effective July 1, 2005, the partnership began to operate these two properties as a single entity. In connection with this new loan, the Company has a guaranty and indemnity obligation related to environmental matters and certain customary provisions related to the management of the property.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") Excluding Preferred Redemption Costs

The Company defines FFO excluding preferred redemption costs as FFO, as defined above, plus the add back of the $2,163,000 original issuance costs associated with the redemption of preferred shares. In accordance with GAAP, the Company reclassified these costs from paid-in-capital to operating activity in connection with the redemption of the Series A Preferred Shares. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO plus depreciation-other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income (loss) available to common shareholders to EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30	
	2005	2004	2005	2004
Net income (loss) available to common shareholders	$ 12,949	$(3,816)	$ 5,674	$ 929
Equity in net loss of joint venture	68	231	567	657
Preferred share dividends	1,261	1,371	3,868	4,113
Original issuance costs related to redemption of preferred shares	-	-	2,163	-
Interest income	(58)	(62)	(245)	(157)
Interest expense, net	11,032	10,227	32,017	30,197
Depreciation and amortization	8,883	8,558	26,703	25,139
Gain on disposition of properties	(17,406)	-	(21,437)	(9,682)
Taxes	80	102	221	249
EBITDA	16,809	16,611	49,531	51,445
EBITDA - Joint Ventures:				
Equity in net loss of joint venture	(68)	(231)	(567)	(657)
Interest expense, net	258	341	873	1,036
Depreciation and amortization	287	306	878	967
EBITDA - Joint Ventures	477	416	1,184	1,346
Total EBITDA	$ 17,286	$17,027	$50,715	$52,791

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues (including interest income). The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue (including interest income). The Company considers property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

"Same Store" Market-Rate Properties

"Same Store" Market-Rate Properties are conventional multifamily residential apartments, which have reached stabilization and were owned and operational for the entire periods presented. The Company considers a property stabilized when its occupancy rate reaches 93.0% or one year following the purchase or delivery of the final units, whichever occurs first. Properties classified as "held for sale" on the balance sheet date are not included in the "Same Store" Market-Rate data.